Exhibit 99.6

Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:	(604) 272-4118
Facsimile:	(604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Approves Liquidation Resolution

RICHMOND, BRITISH COLUMBIA – May 14, 2012 – Chai-Na-Ta Corp. (the “Corporation”) (OTCBB: “CCCFF”), announced that at its annual and special meeting of shareholders held on May 11, 2012, the shareholders approved a special resolution providing for (A) the voluntary liquidation of the Corporation pursuant to section 211 of the Canada Business Corporations Act, through the distribution of its remaining assets to its shareholders, after providing for outstanding liabilities, contingencies and costs of the liquidation, (B) the appointment of a liquidator if and when deemed appropriate by the board of directors of the Corporation, and (C) the ultimate dissolution of the Corporation in the future once all of the liquidation steps have been completed.

For additional information, refer to the management information circular dated March 30, 2012 which was filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on April 12, 2012.

This news release contains forward-looking statements that reflect the Corporation’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions and other risks as outlined in the Corporation’s periodic filings, Annual Financial Statements, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com